October 31, 2024

Brian Riley
Chief Financial Officer
Principal Credit Real Estate Income Trust
711 High Street
Des Moines, IA 50392

       Re: Principal Credit Real Estate Income Trust
           Post-Effective Amendment No.1 to Registration Statement on Form
10-12G
           Filed October 7, 2024
           File No. 000-56670
Dear Brian Riley:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Post Effective Amendment No.1 to Registration Statement on Form 10
Item 1. Business
Investment Company Act Considerations, page 15

1.     Please expand your disclosure under Investment Company Act
Considerations to
       address more fully the issues highlighted in your Investment Company Act risk factor disclosure on page 91, including your adherence to certain staff guidance under
       Section 3(c)(5)(C) and your proposed treatment of certain joint venture interests.
Item 1A. Risk Factors, page 58

2.     We note your statement    Generally, we expect the level of control we
have with
       respect to any joint venture will correspond to our economic interest in such joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company
Act.
       (emphasis added). Please revise to provide a more definitive statement. October 31, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Daniel B. Honeycutt